Diamond Management & Technology Consultants, Inc.

875 N. Michigan Avenue

Suite 3000

Chicago, Illinois 60611

February 25, 2010

BY EDGAR

U. S. Securities and Exchange Commission

Mail Stop 3010

Washington, DC 20549

Attention:	Angela McHale, Attorney-Advisor
Erin E. Martin, Attorney-Advisor

Re:	Diamond Management & Technology Consultants, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 10, 2009
File No. 000-22125
Your Letter of February 19, 2010

Dear Ms. McHale and Ms. Martin:

We are in receipt of your comment letter dated February 19, 2010 providing comments on the filing referenced above. This is our response to your comments. For ease of reference, we have copied your comments before our respective response.

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2009

Item 15. Exhibits, Financial Statement Schedules, page 40

1.	Refer to the credit agreements filed as exhibits 10.11 and 10.12 to your Form 10-K. We note that the agreements, as filed, omit schedules and/or exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next periodic report or tell us why you believe this information is no longer material to investors.

Response:

The agreements cited by you above make reference in each case only to Schedule I and not to any exhibits. Schedule I in each case is a form of financial covenant compliance certificate to be provided to the lender within 40 days after the end of each fiscal quarter. The form of financial covenant compliance certificate attached to each agreement as Schedule I is blank and contains no substantive information. Therefore, the company believes that Schedule I in each case is not material to investors. We note, in addition, that the loan agreements filed as exhibits 10.11 and 10.12 were subsequently replaced by the Credit Agreement dated as of July 31, 2009 between the company and Harris N.A., which was filed as exhibit 10.1 to the company’s quarterly report on Form 10-Q for the period ended September 30, 2009 filed with the Commission on November 4, 2009. Therefore, the exhibits 10.11 and 10.12 cited in the comment have been superceded and are no longer material to investors. However, the current credit agreement also did not have the schedules and exhibits attached. In response to the staff’s comment, we will refile the Harris N.A. Credit Agreement with the schedules and exhibits attached with our Annual Report on Form 10-K for the fiscal year ending March 31, 2010.

DEFINITIVE PROXY STATEMENT

Executive Compensation Discussion and Analysis, page 16

2009 Compensation Decisions, page 26

2009 Cash Bonuses, page 26

2.	We note your disclosure that there was a cash bonus pool for all partners, including your named executive officers, “if Company financial performance as projected was achieved.” We further note that the company did not fully achieve those projections and that you have provided the approximate amounts by which the company failed to meet those projections. Please disclose the specific financial targets that were used to determine the performance-based compensation. Alternatively, provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K. Please provide this information in future filings and tell us how you intend to comply.

Response:

We agree that the company will provide information regarding specific financial targets that are used to determine performance-based compensation in future filings. We note that fiscal year 2009 was a transitional year between compensation systems as described in the definitive proxy statement. As disclosed in the proxy statement on pages 20 and 21, in fiscal year 2009, the Named Executive Officers were not paid any Quarterly Performance Bonus or Long-Term Incentive Bonus because those programs did not go into effect until the beginning of fiscal year 2010. Further, as set forth on page 26, no Annual Performance Bonus pool was created for fiscal year 2009, and no Named Executive Officer received any Annual Performance Bonus in fiscal year 2009. As disclosed in the proxy statement, the only bonuses paid to Named Executive Officers for the 2009 fiscal year were the Partner Focus Program bonuses paid to Messrs. Sviokla, Warrington and Weakland, which were retention payments as discussed in our response to the comment below.

3.

We note your disclosure in the last paragraph of this section, which states that although the compensation committee “did not approve an annual bonus for the partners, it did approve the Partner Focus Program, Quarterly Performance Bonus and Long-Term Incentive Bonus programs as described above.” We also note from your Summary Compensation Table on page 28, that Messrs. Sviokla, Warrington and Weakland all received bonuses for the 2009 fiscal year. Please describe each individual named executive officer’s compensation award in greater detail, including which bonus program under which the award was granted, the amount of each award, and how the company determined the actual payout amount of each award. For example, out of the $89,063 awarded to Mr. Svoikla in 2009, please indicate the amount(s) that coincide with each specific bonus plan and explain the factors considered in the compensation committee’s determination of the actual award amount with respect to that plan. Please provide us with sample disclosure and confirm that you will include similar disclosure in future filings.

Response:

Your comment cites the following statement from page 26: “Although the Committee did not approve an annual bonus for the partners, it did approve the Partner Focus Program, Quarterly Performance Bonus and Long-Term Incentive Bonus programs as described above. Any such amounts payable with respect to fiscal year 2009 are shown in the Bonus Column of the Summary Compensation Table below.” You should note that the Quarterly Performance Bonus and the Long-Term Incentive Bonus programs that were approved in fiscal year 2009 went into effect beginning in the 2010 fiscal year, as disclosed on pages 20 and 21. No payments were made under these programs during fiscal year 2009. For the 2009 fiscal year, bonus payments were made only with respect to the Partner Focus Program. This is disclosed in footnote 1 to the Summary Compensation Table on page 28.

The Partner Focus Program is in essence a retention payment program, whereby payments are made to partner-level employees who remain with the company. As described on page 20, the program was established to counteract the effects of volatility in the price of the company’s stock, which historically had been the principal component of the non-salary compensation received by partner-level employees. Partner-level employees who were employed by the company at July 31, 2008 have the opportunity by remaining with the company to earn cash payments equal to 6.25% of their base salary for each of the eight succeeding fiscal quarters.

The only bonus received by Messrs. Sviokla, Warrington and Weakland for fiscal year 2009 were payments earned under the Partner Focus Program, as disclosed in Summary Compensation Table footnote 1. As set forth in the Summary Compensation Table on page 28, the amount received by each of Messrs. Sviokla, Warrington and Weakland under the Partner Focus Program was 6.25% of salary for each of the three fiscal quarters ending March 31, 2009 (September 30, 2008; December 31, 2008; and March 31, 2009).

As noted above, the Quarterly Performance Bonus and Long-Term Incentive Bonus programs went into effect at the beginning of fiscal year 2010. As to future filings, the company will disclose the amount(s) that coincide with each specific bonus plan and explain the factors considered in the compensation committee’s determination of the actual award amount with respect to those plans.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter provides an adequate response to your comments. Please do not hesitate to call me at (312) 255-5050 if we can provide any further information.

Yours truly,

/s/ Karl E. Bupp

Karl E. Bupp
Chief Financial Officer